Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com

July 11, 2013

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          CVR Refining, LLC
Coffeyville Finance Inc.

Registration Statement on Form S-4

Filed May 29, 2013

File No. 333-188900

Dear Mr. Schwall:

This letter sets forth the responses of CVR Refining, LLC and Coffeyville Finance Inc. (collectively, the “Company”) to the comment letter, dated June 26, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-4 filed on May 29, 2013 (the “Registration Statement”).  This letter is being submitted together with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).  In order to ease your review, the Company has repeated the comments in their entirety. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in the Amended Registration Statement.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.             Please confirm to us that the offer will be open for at least 20 full business days as

Exchange Act Rules 14d-1(g)(3) and 14e-1(a) require. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:  The Company confirms that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

Risk Factors, page 16

You may have difficulty selling the outstanding notes which you do not exchange, page 40

2.             Please eliminate or revise this risk factor insofar as it does not describe a risk of the exchange offer, but rather describes a reason holders might want to exchange their notes. Consider adding this disclosure, and any additional information or detail that you believe is appropriate, to your disclosure regarding the consequences of a failure to exchange at page 158.

Response: The Company has deleted the risk in response to the Staff’s comment and has revised its disclosure on page 158.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Major Influences on Results of Operations, page 50

3.             We note your disclosure that, in 2013, the cost of renewable identification numbers became significantly higher than the costs during the comparable 2012 period. Please disclose the amount you paid during 2012 and the interim periods to purchase renewable identification numbers, as well as an estimate of the range of the costs to obtain the necessary renewable identification numbers for the full year 2013 based upon current prices.

Response:  In response to the Staff’s comment, the Company has included on page 50 in the Amended Registration Statement the cost of renewable identification numbers (RINs) during 2012 ($21 million) and the first quarter of 2013 ($32 million).

The Company believes, and has disclosed in the Amended Registration Statement, that the cost of RINs will be substantially higher during the full year 2013 as compared to the full year 2012.  The ultimate cost of RINs for the Company in 2013 is difficult to estimate.  In particular, the cost of RINs is dependent upon a variety of factors, which include the price at which RINs can be purchased, transportation fuel production levels, the mix of the Company’s petroleum products as well as the fuel blending performed at the Company’s refineries, all of which can vary significantly from quarter to quarter. The Company has added additional disclosure in the Amended Registration Statement regarding these variables and the difficulty of estimating the full year cost.

The Company has also added disclosure on page 50 in the Amended Registration Statement that includes the estimate of the range for the cost of RINs for the full year 2013 based upon the Company’s current assumptions.

4.             In addition, please describe for us your accounting policy related to your obligation to blend “renewable fuels” in with your transportation fuels and the purchase of renewable identification numbers in lieu of blending. For example, address whether you record a liability for blending deficits at the end of each accounting period and the methodology for recording the liability.

Response:  The Company records a liability for the estimated purchase of RINs needed to satisfy its obligation to blend biofuels into products the Company produces as of the end of each reporting period.  The obligation is based upon the estimated volume deficiency in RINs as of the balance sheet date and the relevant market price of RINs. The estimated deficiency in RINs is determined based upon the total estimated obligation in gallons at the balance sheet date and reduced for RINs generated by blending and purchases of or commitments to purchase RINs through the reporting period.  The liability at the end of each reporting period is measured at fair value using the market approach based on quoted and relevant market prices. Any commitments to purchase RINs not yet settled at the balance sheet date used to reduce the estimated RINs deficiency discussed above are recorded as an accrued liability and are valued at the price contractually committed.  The estimated RINs liability is recorded in other current liabilities.

The associated RINs expense for each reporting period is recorded in Cost of Product Sold, exclusive of depreciation and amortization, in the Consolidated and Combined Statements of Operations.  The expense recorded includes the value of the RINs purchased or committed to be purchased for the period if there is a deficiency at the end of a reporting period.  If the Company purchases more RINs than is needed to satisfy the obligation through a reporting period end, an asset is recorded for the cost of the RINs purchased in excess of the obligation and valued at the acquired cost basis.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 68

5.             We note that you add back unrealized gains and losses on derivatives in determining adjusted EBITDA, and in your statement of operations you separate realized and unrealized gains and losses on derivatives. Please clarify for us how you calculate the realized portion of the gains and losses. Specifically, tell us whether the realized portion includes gains or losses from prior accounting periods, both in the annual and interim periods.

Response: The Company use futures contracts, options, and forward contracts primarily to reduce exposure to changes in crude oil prices and finished goods product prices to provide economic hedges of inventory positions. Although management considers that these derivatives are economic hedges, these derivative instruments do not qualify as hedges for hedge accounting purposes under ASC Topic 815, Derivatives and Hedging

(“ASC 815”). Changes in the fair value of these open derivative instruments are recorded into earnings as a component of other income (expense) in the period of change as an unrealized gain or loss.  Realized gains or losses are recorded upon periodic settlement of the derivative instruments in the accounting period in which the underlying contract has settled. These realized gains or losses are recorded in realized gain (loss) on derivatives, net in the Consolidated and Combined Statements of Operations.  The previously recorded unrealized gain or loss associated with the settled contract is effectively reversed through the fair value calculation of the change for the open derivative instruments at each period end upon settlement.  Accordingly, the realized gains or losses recorded in the period of settlement include the settlement of unrealized gains or losses recorded in prior periods.

Business, page 94

Customers, page 100

6.             We note that your largest customer accounted for approximately 10% of your 2012 revenues. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the name of this customer and its relationship to you or explain to us why you believe this information is unnecessary. We note the related Risk Factor disclosure at page 26 in that regard.

Response: Sales from the Company’s largest customer represented 9.7% of total sales for the year ended December 31, 2012, which was disclosed as “approximately 10%” in the 10-K customer concentration disclosure.  The Company does not view that the loss of this customer would have a material adverse impact on the Company.  Additionally, as the amount was not equal to or greater than 10% as defined by Item 101(c)(1)(vii) of Regulation S-K, the disclosure of the customer’s name and relationship were not required.

How to Tender Outstanding Notes for Exchange, page 152

7.             At page 153, you state that you “reserve the absolute right to ... waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note....” Revise to make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

Response:  The Company respectfully directs the Staff’s attention to the sentence underneath the three bulleted items on page 153 referenced above, which reads “Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.” Following this sentence, the Company has also added the following language: “For example, if we waive a condition for one participant in the exchange, we will waive that condition for all participants.”

8.             In your letter of transmittal at Exhibit 99.1, in romanette (iii) in the second full paragraph at page 154, and in the seventh bullet point on page 159, you include language which suggests that your affiliates could participate in this exchange offer. Any participation by your affiliates in this offering would be inconsistent with the no-action letters that you cite in the supplemental correspondence dated May 28, 2013, and upon which you apparently intend to rely.

•      Therefore, please explain to us the basis for your reliance on the prior no-action letters, which you cite in your supplemental letter and at pages 158 and 223 of the prospectus. Otherwise, if no affiliates are permitted to participate in the exchange, please revise your disclosure in this document and elsewhere, as appropriate, to remove any suggestion to the contrary.

•      Similarly, please revise the disclosure in the last full paragraph on page 7 to make clear that the referenced staff interpretations were set forth in no-action letters to third parties, as you indicate at page 158.

Response: The Company has revised its disclosure in the Amended Registration Statement on pages 154 and 159 and in the letter of transmittal (Exhibit 99.1) to remove any suggestion that affiliates of the Company may participate in the exchange offer.  The Company has also clarified on page 7 that the referenced staff interpretations were set forth in no-action letters to third parties.

Financial Statements, page F-1

Note 10 — Long-Term Debt, page F-25

2012 Senior Secured Notes, page F-27

9.             Please tell us how you have considered the disclosure requirements of paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X.

Response: The Company considered the disclosure requirements of paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X, and has concluded that there are no significant restrictions on the ability of the Company to make distributions to its parent or for the subsidiary guarantors to make distributions to their parent companies.

Letter of Transmittal, Exhibit 99.1

10.          You indicate that the “undersigned understands that tenders of Outstanding Notes pursuant to the instructions hereto will constitute a binding agreement....” Please delete any language in the letter requiring the holder to acknowledge or certify that the holder has “read,” “reviewed,” or “understands” terms of the exchange offer.

Response:  The Company has revised Exhibit 99.1 to the Registration Statement as requested.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt, Esq.

cc:	John J. Lipinski (CVR Refining, LLC)
Susan M. Ball (CVR Refining, LLC)
Edmund S. Gross (CVR Refining, LLC)